Legal & General

RECEIVED

2008 FEB 28 A 11:19

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

SUPPL

08000988

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***Full year 2007 New Business Results – New Capital Structure***

Please stamp and return enclosed receipt copy letter.

Yours faithfully

J W Maddock
Head of Investor Relations

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

Enc

NEW CAPITAL STRUCTURE
RECORD YEAR FOR UK LIFE AND PENSIONS BUSINESS AND FUND MANAGEMENT

Legal & General

Group Communications
One Coleman Street
London
EC2R 5AA

John Godfrey
Group Communications Director
020 3124 2090
website
www.legalandgeneralgroup.com

NEWS

Legal & General will today brief analysts and investors on the completion of the major structural components of its Capital Review, as set out on 31 December 2007 and will take the opportunity to update the market on headline new business figures for 2007.

The broad ranging capital review has resulted in a modern, flexible capital structure, in support of long-term profitable growth. Detailed new business figures for 2007 will be released as previously scheduled on the 24 January 2008.

New business highlights for 2007 are:

UK Life and Pensions up 8% to £1,160m APE
Risk Business - Protection and Annuities up 4% to a record £423m APE
UK L&P Non- Profit Savings up 7% to £504m APE
Legal & General Investment Management new business up 155% to an exceptional £52.6bn

Tim Breedon, Group Chief Executive said:

"Legal & General delivered a record year for new business in UK Life and Pensions in 2007 and despite tougher market conditions, the fourth quarter proved to be our strongest of the year for both UK and worldwide new business APE.

"Legal & General Investment Management's new business performance was outstanding in 2007. LGIM won over £52 billion in new mandates, reinforcing its position as the UK's leading institutional investor.

"The UK marketplace is likely to prove just as challenging in 2008 as it was in the second half of 2007, with the economy forecast to soften as it digests the credit crunch. However, great opportunities exist for us to further strengthen our outstanding new business franchise, and the changes introduced from the capital review will provide excellent support to deliver further profitable growth."

Risk Business

Annuities – APE £200m (2006: APE £174m) up 15% on previous record year

Bulk purchase annuities (BPA) had a record Q4 and a record year. £62m APE of new business was won in Q4, resulting in £1.12bn (£0.6bn Q4) single premium during 2007. There is evidence that the "step-change" in demand from "open" schemes that we have been anticipating for some time is now taking place.

Individual annuities also had a record year with sales 24% higher than 2006. Our postcode pricing pilot was successful and is being rolled out more widely. It will further enhance Legal & General's position at the forefront of pricing technology.

Legal & General Group Plc
Registered in England No. 1417162
Registered Office: One Coleman Street
London EC2R 5AA

Protection – APE £223m (2006: APE £231m) down 3% on previous record year
Group protection had a good final Q4. Full year sales for Group protection of £63m APE are broadly in line with 2006, which was itself a strong year. We aim to invest further in product, infrastructure and service to continue growing our position in this attractive market.

Individual Protection sales held up well in Q4. 2007 finished close to the previous year at £160m APE. The softening housing market and credit crunch made trading conditions in the second half of the year more challenging. Legal & General continues to expand distribution and diversify its product range away from housing related sales. In February we will be launching our partnership with Nationwide Building Society, which has the potential to be one of our largest distribution partnerships. We expect to have maintained market share in 2007 and to outperform the market in 2008.

Savings Business

Savings – APE £504m (2006: APE £469m) up 7%
With-profits – APE £228m (2006: APE £191m) up 19%
Pensions sales were strong in 2007 as our SIPP launches continued to gain traction in the market and the A-day benefit effect continued, although now at a slower pace (Non profit pensions APE £253m in 2007 vs APE £207m in 2006). Investment bonds sales slowed in Q4 in volatile investment markets and as the uncertainty around potential tax changes impacted the market. Total new business sales for investment bonds ended just down on last year (Non profit bond APE £251m in 2007 vs APE £261m in 2006). We are pleased that our successful partnership with the market-leading Cofunds fund platform has been broadened and extended.

UK Retail Investments - APE £344m (2006: APE £664m), core retail down 1%, wholesale/institutional down 71%
Full year sales were down but stronger in Q4. Once again these included some of the large transfers of bundled unit trusts from financial institutions which were a feature of 2006, but were not repeated to the same extent in 2007. Underlying retail demand was a little weaker in Q4 in line with industry trends.

International

International – APE £114m (2006: APE £103m) up 11%
The USA and France drove business sales growth. In the USA we strengthened our position in the high net worth term market, and in France regulatory changes have stimulated the savings market. Conditions in the Netherlands remained challenging.

Investment Management

Legal & General Investment Management (LGIM) - new business £52.6bn (2006: £20.7bn) up 155%
LGIM had another record quarter and another record year, recording gross new business of £20.2bn and £52.6bn respectively. Our core product offering and strong client service continues to resonate with the investment marketplace. UK corporate and local authority pension funds continued to invest in LGIM's index funds and structured solutions. Although the business is showing good momentum and we are confident of further progress in 2008, it is unlikely that this exceptional level of inflows will be repeated.

ENDS.

Notes to Editors

There will be a presentation held today at 9.30am at One Coleman Street, London EC2R 5AA.

There will be a live audiocast of the presentation which can be accessed at http://www.legalandgeneralgroup.com/investors/presentations.cfm. The presentation slides will be available from 09.20 GMT.

There will be a live listen only teleconference link to the presentation. UK investors should dial 0800 694 1449 and overseas investors should dial +44 (0)1452 560304. The conference ID number is 30184565.

About Legal & General

Legal & General is a leading UK risk, savings and investment group. Founded over 170 years ago, Legal & General today provides life assurance and other financial protection products, annuities and long-term savings products including ISA's and pensions. With over £250 billion in funds under management, it is also the largest investor for UK pension funds. Legal & General has over 5.5 million UK customers. Our products are sold through over 30 bank and building society relationships, through Independent Financial Advisers and also directly to customers. Legal & General Assurance Society Limited, our principal operating company, is one of Europe's top rated life companies for financial strength, with an AA+ rating from Standard & Poor's and Aa1 from Moody's.

Enquiries to:

Investors:

Jonathan Maddock, Head of Investor Relations	020 3124 2150
Nicola Marshall, Investor Relations Manager	020 3124 2151

Media:

John Godfrey, Corporate Communications Director	020 3124 2090
Anthony Carlisle, Citigate Dewe Rogerson	07973 611888
Richard King, Head of Media Relations	020 3124 2095

Forward-looking statements:

This document may contain certain forward-looking statements with respect to certain of Legal & General Group Plc's plans and its current goals and expectations relating to future financial condition, performance and results. By their nature forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Legal & General Group Plc's control, including, among others, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, the impact of competition, the timing impact and other uncertainties of future mergers or combinations within relevant industries. As a result, Legal & General Group Plc's actual future condition, performance and results may differ materially from the plans, goals and expectations set out in Legal & General Group Plc's forward-looking statements. Legal & General Group Plc does not undertake to update forward-looking statements contained in this document or any other forward-looking statement it may make.

Legal & General

RECEIVED

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***31/12/2007 - Balance Sheet Changes***

Please stamp and return enclosed receipt copy letter.

Yours faithfully

J W Maddock
Head of Investor Relations

Enc

TIDMLGEN

Legal & General - balance sheet changes

Capital review: structural changes completed

Legal & General is pleased to announce the implementation of the proposals set out on 8 November 2007(1), and the completion of the major structural components of our broad-ranging capital review. Regular review and communication of the balance sheet will continue and we remain committed to returning any excess capital to shareholders.

The capital review has:

-- put in place a modern, flexible capital structure, in support of long term earnings growth.

-- delivered an uplift to embedded value of around GBP0.3bn(2).

-- extended and enhanced the range of capital instruments used to finance our businesses, including the issue of GBP600m of Innovative Tier 1 capital in May 2007

-- addressed the level of excess capital through the initiation of a GBP1bn share buy-back programme.

Andrew Palmer, Group Director (Finance), said "The completion in just over a year of the major elements of our capital review reflects our commitment to effective capital management. I am delighted that we have achieved so much in such a short period of time. We now have a more modern, transparent capital structure, further enhancing our capability to finance the substantial opportunities we see ahead for Legal & General.

Our GBP1bn share buy-back programme and dividend policy are unaffected by this announcement and we will continue to publish our Capital Balanced Scorecard with each set of results, keeping the market informed of our capital position.
Excellence in capital management and a commitment to a strong balance sheet are, we believe, attributes which set Legal & General apart. We will continue to work to ensure that the Group has the right amount of capital, of the right type and in the right place."

Increased transfer for 2007

In addition to the implementation of the structural changes to the balance sheet, the Board expects, subject to market conditions and satisfactory completion of year-end valuations, to make an initial transfer of GBP1.7bn from the long term fund to Society's shareholders' funds for the year ending 31 December 2007. This is higher than historic transfers and includes the reserves released by the implementation of new regulatory rules for term assurance in 2006. Tax implications of the transfer are expected to be limited to the acceleration of payments of tax on any gains on the transferred assets. We expect to update the target ranges on our Capital Balanced Scorecard to reflect today's announcements, which are not expected to have an impact on our assessment of excess capital. Assets transferred to Society's shareholders funds remain available to meet our AA financial strength rating.

As a result of the restructuring and as set out below, we are redefining IFRS operating profit. Under this revised definition, operating profit at Interims
2007 would have been GBP386m instead of the GBP342m reported.

All financial impacts in this release are unaudited management estimates. The notes below provide further information on these changes. There will be a briefing for analysts at 9.30am on 10 January.

(1) RIS dated 8 November 2007 "Policyholder Communication". Further detail is below in Notes to Editors "Structural changes implemented"

(2) Includes benefits reported in the Preliminary Results 2006

Notes to Editors

Structural changes implemented

The proposals were set out on 8 November 2007, as follows:

-- To merge the 1996 Sub-Fund, which wholly comprised shareholder assets (GBP316m at 30 June 2007), with shareholder retained capital ("SRC") within the long term fund.

-- To establish alternative capital support for the with-profits business. This initially comprises GBP500m of shareholders' assets within Society and will gradually reduce to zero over a period not exceeding ten years.

-- To remove the formula which determined distributions to shareholders from the UK non profit business, allowing management greater flexibility over transfers from the SRC.

These changes are expected to have a broadly neutral effect on embedded value and a small negative impact on new business profits as a result of an increase in the assumed cost of capital. This increased cost arises from the assumption that the solvency margin will be covered from all the shareholder assets supporting the UK non profit life and pensions business with a higher fixed-interest component than previously assumed. The overall capital requirements of our business are not affected by these changes.

The changes to the structure of the long term fund of Society summarised above have the following effects:

1) Merger of the 1996 Sub-Fund

a) There is no material effect on EEV reporting from the merger of the 1996 Sub-Fund with the other shareholders' assets in the long term fund as it already forms part of the shareholder net worth.

b) Under IFRS, the 1996 Sub-Fund is transferred from unallocated divisible surplus to the SRC. As a result, there will be a one-off profit below the operating profit line amounting to the value of the 1996 Sub-Fund assets.

c) There is no impact on our Insurance Groups Directive (IGD) and Society Regulatory surplus position from this change.

2) Alternative capital support

There will be no impact on reported IGD and Society Regulatory surplus measures, and no impact on reported EEV or IFRS profitability.

The alternative capital support for the with-profits business can be met from within the existing solvency resources of Society and will not increase the required capital modelled under EEV.

3) Removal of the transfer formula

The transfer formula determined distributions from the non profit part of Society's long term fund to shareholders. The transfer was based on the embedded value of the UK non profit life and pensions business and was described in detail on page 67 of our 2006 Annual Report and Accounts. It gave rise to a transfer of GBP272m net of tax for 2006.

The removal of the transfer formula gives greater capital flexibility, and has a number of financial reporting effects:

a) Aggregation of shareholder assets within Society for reporting purposes

The removal of the formula and the merger of the 1996 Sub-Fund with the SRC remove significant dividing lines between the pools of shareholder capital within Society. From 2007, all the assets supporting the UK non profit life and pensions businesses will be aggregated for reporting purposes and designated 'UK Life and Pensions shareholder capital'. This comprises the SRC, the 1996 Sub-Fund, the Society Shareholders' Capital (SSC) and shareholder capital held within Legal & General Pensions Limited (LGPL).

b) Impact on embedded value

Definition of covered business assets

Covered business, for EEV reporting purposes, will now include all assets in the UK Life and Pensions shareholder capital. Previously the covered business included only those shareholder assets held within the long term fund and LGPL.

Removal of discount

The SRC was previously considered to be locked-in capital, and so was included in shareholder net worth on a discounted basis reflecting an assumed distribution over 20 years. The discount comprised the time value of money and assumed future tax on the modelled distributions. The SRC will no longer be considered as locked-in capital.

Following the removal of the transfer formula all shareholder assets in excess of the required solvency margin will be held at face value, less an allowance for tax on the assumed future distribution of assets remaining in the long term fund.

Increased reported cost of capital

The solvency margin will now be met from the total UK Life and Pensions shareholder capital. As a result, the cost of capital will reflect a higher assumed fixed income asset mix than was previously the case.

c) Impact on IFRS

Redefinition of IFRS operating profit

Under our previous structure, operating profit for the UK non profit life and pensions business was defined as the formula transfer.

Following the removal of the formula, we have redefined IFRS operating profit to reflect underlying profits.

From 2007, UK non profit life and pensions operating profit will be:

-- The net contribution from all UK non profit Life and Pensions business, including expected inforce releases, new business strain and other reserving movements and variances. This was reported in note 5.02 of the Interim results 2007 and amounted to GBP153m for that period.

-- The longer term investment return on total UK Life and Pensions shareholder capital. This will be calculated using opening embedded value assumptions for investment returns.

There will be a corresponding reduction in Other Operating Income reflecting the reclassification of the longer term investment return on SSC assets.

All other elements of operating profit remain unchanged.

Under this revised definition, operating profit at Interims 2007 would have been GBP386m (unaudited estimate) instead of the reported GBP342m.

Deferred tax on SRC

It is expected that no incremental deferred tax will be provided in respect of the SRC remaining in the long term fund.

4) Value of the SRC

The IFRS reported value of the SRC at 30 June 2007 was GBP3.3bn. This included GBP2.4bn of invested assets, split 63% equities, 3% bonds and 22% property and 12% cash. The remainder comprised other asset types, including contingent loan, deferred acquisition costs, deferred tax and other non cash items. The regulatory value of the assets in the SRC was estimated at GBP2.5bn as at 30 June 2007.

Capital review

November 2006:

-- Set out the framework for the capital review.

-- Introduced balanced scorecard measures for capital management to enable analysts and investors to monitor Legal & General's financial strength.

(MORE

-- Identified AA financial strength rating as a strategic differentiator and a key financial constraint.

December 2006:

-- Ceded the non-linked non profit pensions and annuity business of Society to a new, wholly owned, reinsurance subsidiary, LGPL.

-- Implemented the FSA's Policy Statement 06/14 across its UK individual protection business.

-- Reviewed the asset liability matching policy for annuity business during

2006 and made a number of investment changes to achieve a closer asset liability match.

March 2007:

-- Updated the market on our balanced scorecard.

May 2007:

-- Issued GBP600m Innovative tier 1 perpetual capital securities. Later awarded IFR 'Sterling Bond of the year' and 'Best Sterling Investment Grade Deal of the Year' by Credit Magazine.

July 2007:

-- Updated the market on our balanced scorecard.

-- Announced and began a GBP1billion on-market share buyback, alongside an increase in interim dividend growth rate to 7.5%.

November 2007:

-- Converted LGPL to the UK's first Insurance Special Purpose Vehicle.

December 2007:

-- Merged the 1996 Sub-Fund and the SRC

-- Created alternative capital support for the with-profits business

-- Removed the transfer formula limiting transfers from the long term fund.

About Legal & General

Legal & General is a leading UK risk, savings and investment group. Founded over 170 years ago, Legal & General today provides life assurance and other financial protection products, annuities and long-term savings products including ISA's and pensions. With over GBP250 billion in funds under management, it is also the largest investor for UK pension funds. Legal & General has over 5.5 million UK customers. Our products are sold through over 30 bank and building society relationships, through Independent Financial Advisers and also directly to customers. Legal & General Assurance Society Limited, our principal operating company, is one of Europe's top rated life companies for financial strength, with an AA+ rating from Standard & Poor's and Aa1 from Moody's.

Enquiries to:

Investors:

Jonathan Maddock, Head of Investor Relations 020 3124 2150
Nicola Marshall, Investor Relations Manager 020 3124 2151

Media:

John Godfrey, Corporate Communications Director 020 3124 2090
Anthony Carlisle, Citigate Dewe Rogerson 07973 611888

Forward-looking statements:

This document may contain certain forward-looking statements with respect to certain of Legal & General Group Plc's plans and its current goals and expectations relating to future financial condition, performance and results. By their nature forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Legal & General Group Plc's control, including, among others, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, the impact of competition, the timing impact and other uncertainties of future mergers or combinations within relevant industries. As a result, Legal & General Group Plc's actual future condition, performance and results may differ materially from the plans, goals and expectations set out in Legal & General Group Plc's forward-looking statements. Legal & General Group Plc does not undertake to update forward-looking statements contained in this document or any other forward-looking statement it may make.

Legal & General

RECEIVED

2008 FEB 29 A 11:12

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***09/11/07 – Share Repurchase Programme***
- ***09/11/07 – Share Repurchase Programme***

Please stamp and return enclosed receipt copy letter.

Yours faithfully

J W Maddock
Head of Investor Relations

Enc

Legal & General

Legal & General Group PLC - Transaction in Own Shares

Released 16:39 09-Nov-07

This announcement is not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or any other jurisdiction in which the same would be unlawful.

Re Share Repurchase Programme

Legal & General Group plc ("Legal & General" or the "Company")

As part of the £1 billion capital return programme announced on 26 July 2007, Legal & General today announces its intention to purchase for cancellation up to £60 million of its own shares in the form of an accelerated bookbuild tender process (the "Share Repurchase Programme").

Since the announcement of its capital return programme Legal & General has purchased 157 million of its own shares in the market, representing 2.45 per cent. of its issued share capital, for a total value of £212 million. The Share Repurchase Programme represents an acceleration of Legal & General's programme to purchase its own shares and demonstrates the Company's commitment to returning capital to shareholders. Legal & General is committed to the continuation of its programme to return capital to shareholders following the Share Repurchase Programme.

Details of the Share Repurchase Programme and related tender process

Legal & General has appointed UBS Investment Bank to implement the Share Repurchase Programme. UBS intends, subject to market conditions, to make market purchases of up to £60 million of Legal & General Ordinary Shares through an accelerated bookbuild tender process.

Eligible Shareholders should tender their Ordinary Shares to UBS at the price at which they are willing to sell their Ordinary Shares. UBS will undertake a bookbuilding exercise to arrive at an appropriate strike price (the "Strike Price"). The Strike Price shall not exceed a 1 per cent. premium to the closing middle market price on 9 November 2007. Tenders below the Strike Price will be filled in full. Tenders at the Strike Price will be scaled pro rata such that the total value of the Share Repurchase Programme does not exceed £60 million. It is expected that the book will close no later than 6.30 pm on 9 November 2007 and the Strike Price and allocation of share sales will be determined as soon as practicable thereafter. UBS and the Company reserve the right to close the bookbuilding process and announce price and allocations at any earlier or later time. Additional terms and conditions of the Share Repurchase Programme are set out in the section headed "Terms and Conditions" below.

Any acquisitions of Ordinary Shares will be effected in accordance with both the Company's general authority to make market purchases of its own shares and Chapter 12 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of the Company's Ordinary Shares for the 5 dealing days preceding the date of purchase.

Eligible Shareholders do not have to tender any Ordinary Shares if they do not wish to do so. All successfully tendered Ordinary Shares will be cancelled.

Overseas Shareholders

Effecting the Share Repurchase Programme in and/or inviting tenders from persons who are citizens or nationals of, or resident in, jurisdictions outside the United Kingdom or custodians, nominees or trustees for citizens, nationals or residents of jurisdictions outside the United Kingdom ("Overseas Shareholders"), may be prohibited or affected by the laws of the relevant overseas jurisdiction. Shareholders who are Overseas Shareholders should inform themselves about and observe any applicable legal and regulatory requirements. It is the responsibility of any such Shareholder wishing to tender ordinary shares in the Company to satisfy himself as to the full observance of the laws and regulations of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. Any such shareholder will be responsible for payment of any such transfer or other taxes or other requisite payments due by whomsoever payable and UBS and the Company and any person acting on their behalf shall be fully indemnified and held harmless by such shareholder for any such transfer or other taxes or other requisite payments such person may be required to pay. No steps have been taken to qualify the

Share Repurchase Programme or to authorise the extending of the Share Repurchase Programme in any territory outside the United Kingdom. In particular, the Share Repurchase Programme is not being made, directly or indirectly in or into the United States, Canada, Australia or Japan, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or of any facility of a national securities exchange, of the United States and the Share Repurchase Programme cannot be accepted by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan.

Accordingly, residents, citizens or nationals of any Restricted Jurisdiction (including the United States, Canada, Australia or Japan) are not entitled to participate in the Share Repurchase Programme and copies of this announcement and any related documents are not being and must not be mailed or otherwise distributed or sent in, into or from the United States, Canada, Australia or Japan, including to Shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons who are custodians, nominees or trustees holding shares for persons in the United States, Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from the United States, Canada, Australia or Japan, and so doing will render invalid any related purported tender under the Share Repurchase Programme. Responses to the Share Repurchase Programme should not be made from the United States, Canada, Australia, Japan or South Africa and all tendering Shareholders must provide addresses outside the United States, Canada, Australia or Japan for the remittance of cash or any other documents.

If, in connection with making the Share Repurchase Programme, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document or any related offering documents in, into or from the United States, Canada, Australia or Japan or uses the mails of, or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of the United States, Canada, Australia or Japan in connection with such forwarding, such persons should (a) inform the recipient of such fact; (b) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and © draw the attention of the recipient to this section.

The terms of the Share Repurchase Programme relating to Overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by UBS (with the prior written consent of the Company) in its absolute and sole discretion but only if UBS is satisfied that such waiver, variance or modification will not constitute or give rise to a breach of applicable securities or other laws.

If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

Representations and Warranties by Tendering Shareholders

Each Shareholder who tenders Ordinary Shares under the Share Repurchase Programme will, in so tendering, irrevocably undertake, represent, warrant and agree to and with UBS and the Company (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(a) such Shareholder, if not an Overseas Shareholder, has fully observed all applicable legal and regulatory requirements and that the invitation under the Share Repurchase Programme may be made to him and accepted under the laws of the relevant jurisdiction;

(b) such Shareholder has not received or sent copies or originals of this announcement or any related documents in, into or from, the United States, Canada, Australia or Japan or any other Restricted Jurisdiction and has not otherwise utilised in connection with the Share Repurchase Programme, directly or indirectly, the mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or any facility of a national securities exchange, of the United States, Canada, Australia, Japan or any other Restricted Jurisdiction and such Shareholder is accepting the invitation pursuant to the Share Repurchase Programme from outside the United States, Canada, Australia, Japan or any other Restricted Jurisdiction; and

© such Shareholder has full power and authority to tender, sell, assign and transfer the shares tendered by that Shareholder and that when such shares are accepted for purchase by UBS, UBS will acquire such shares free and clear from all liens, charges, restrictions, claims, equitable interests and encumbrances. In addition, the Shareholder (i) agrees that he or she will do all other things and execute any additional documents which may be necessary or, in the opinion of UBS, desirable to effect the purchase of such shares by UBS and (ii) acknowledges that UBS shall not have any liability whatsoever to such Shareholder in respect of acts done or omitted to be done by it on behalf of such Shareholder in connection with the Share Repurchase Programme.

Terms and Conditions

UBS intends to accept valid tenders, on the terms and subject to the conditions set out in this announcement.

The tender offer is only available to Shareholders on the register of members of the Company as at 8 November 2007 and only in respect of the number of Ordinary Shares registered in their names on that date. All or part of a registered holding of Ordinary Shares may be tendered, but only one tender may be made in respect of any single Ordinary Share. The total

number of Ordinary Shares tendered by any Eligible Shareholder should not exceed the total number of Ordinary Shares held by such Eligible Shareholder. If the total number of Ordinary Shares tendered does exceed the total number of Ordinary Shares held by such Eligible Shareholder, it will be taken to have tendered all Ordinary Shares held by it.

The Strike Price will be the lowest price per Ordinary Share that will allow the Company to purchase the maximum number of Ordinary Shares as are validly tendered pursuant to the tender offer which have an aggregate value not exceeding £60 million.

If the aggregate value of the Ordinary Shares tendered at, on or below the Strike Price exceeds £60 million, the tenders will be accepted in the following order of priority:

(a) tenders below the Strike Price will be accepted in full; and

(b) all other tenders which are at the Strike Price will be accepted but will if necessary be scaled back pro rata to ensure that the aggregate consideration paid to Shareholders does not exceed £60 million.

If any fractions arise from scaling back, the number of Ordinary Shares accepted will be rounded down to the nearest whole number.

Tenders made at a price above the Strike Price will be rejected.

To the extent that the total aggregate consideration payable to an Eligible Shareholder under the tender offer would require that Eligible Shareholder to be paid a fraction of a pence, the amount of that consideration shall be rounded down to the nearest whole pence.

The tender offer will close at 6.30 p.m. on 9 November 2007 (or such other earlier or later time and date as is determined by UBS) and no tenders received after such time will be accepted in whole or in part, except to the extent that UBS extends the period for tendering under the tender offer.

Ordinary Shares successfully tendered will be purchased by UBS fully paid and free from all liens, charges, equitable interests and encumbrances and with all rights attaching to the same and will be cancelled and will not rank for any future dividends or other distributions.

All documents and remittances sent by or to Shareholders will be sent at the risk of the Shareholder concerned.

The decision of UBS and/or the Company as to the results of the tender offer (including, without limitation, the basis on which excess tenders are satisfied) shall be final and binding on all Shareholders.

All questions as to the number of Ordinary Shares tendered, the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Ordinary Shares will be determined by UBS, in its sole and absolute discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law).

The Company, in consultation with UBS, reserves the right to revise the Strike Price or change the aggregate value of the tender offer based on market conditions and/or other factors, subject to compliance with applicable law and regulatory requirements.

The Company in consultation with UBS may at any time terminate the tender offer and shall, as soon as practicable thereafter, announce the same through a Regulatory Information Service.

General

The Share Repurchase Programme and all contracts resulting therefrom will be governed by and construed in accordance with English law. Submission of a tender by or on behalf of a Shareholder constitutes that Shareholder's submission, in relation to all matters arising out of or in connection with the Share Repurchase Programme, to the exclusive jurisdiction of the English courts.

The tax treatment upon any disposal by a holder of Ordinary Shares will depend on the holders' individual tax circumstances. Accordingly, if holders of Ordinary Shares are in any doubt as to such tax treatment, they are recommended to consult their professional advisers.

UBS does not accept any responsibility whatsoever for the contents of this announcement or for any statement made or purported to be made by them or on their behalf in connection with the Share Repurchase Programme. UBS accordingly disclaims all and any liability whether arising in tort, contract or otherwise which they might otherwise have in respect of this announcement or any such statement. UBS is acting for Legal & General in relation to the Share Repurchase Programme and no-one else and will not be responsible to anyone other than Legal & General for providing the protections offered to clients of UBS or for providing advice in relation to the Share Repurchase Programme or the contents of this announcement.

Enquiries to:

UBS Limited

Peter Guenthardt 020 7568 6342
David Cameron Smail 020 7567 2084
Lucy Phillips 020 7568 3922

Definitions:

"Eligible Shareholders" means holders of ordinary shares of 2.5 pence in the capital of the Company who are not resident in, or a citizen or national of a Restricted Jurisdiction;

"Ordinary Shares" means ordinary shares of 2.5 pence in the capital of the Company;

"Restricted Jurisdictions" means the United States, Canada, Australia, Japan and any other jurisdiction where submitting a tender pursuant to the Share Repurchase Programme is either unlawful or outside the scope of any exemptions that might be available to a shareholder in the Company;

"Shareholder" means holders of Ordinary Shares;

"Strike Price" means the price at which UBS will purchase Ordinary Shares pursuant to the Tender Offer;

"UBS Investment Bank" means UBS Limited; and

"United States" or **"US"** means the United States of America, its territories and possessions, any state of the United States of America and other areas subject to its jurisdiction and the District of Columbia.

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Legal & General

Legal & General Group PLC - Transaction in Own Shares

Released 17:59 09-Nov-07

Share Repurchase Programme

Further to the announcement of the accelerated book build tender process on 9 November 2007, Legal & General Group Plc announces that on 9 November 2007 it purchased for cancellation, 385,000 Ordinary shares of 2.5 pence each at a strike price of 123.5 pence per share.

Claire Davies

Group Company Secretary

Legal &General Group Plc

9 November 2007

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